SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                    ---------------------------------


                            Amendment No. 1 to

                              SCHEDULE 14D-1

                          TENDER OFFER STATEMENT
                       Pursuant to Section 14(d)(1)
                  of the Securities Exchange Act of 1934

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                        PACIFIC SCIENTIFIC COMPANY
                        (Name of Subject Company)

                          ACC ACQUISITION CORP.
                           DANAHER CORPORATION
                                (Bidders)

                      Common Stock, $1.00 par value
        (including the Associated Preferred Share Purchase Rights)
                      (Title of Class of Securities)

                                  694806
                    ---------------------------------

                  (CUSIP Number of Class of Securities)


                           Patrick W. Allender
                           Danaher Corporation
                           1250 24th St., N.W.
                          Washington, D.C. 20037
                              (202) 828-0850
       (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on behalf of Bidders)


                                 Copy to:

                          Eric J. Friedman, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York 10022
                              (212) 735-3000



                    Exhibit Index is located on Page 4




         This Amendment No.1 amends the Tender Offer Statement on
Schedule 14D-1 initially filed on February 6, 1998 (as amended, the "Statement") by Danaher Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary ACC Acquisition Corp., a California corporation (the "Purchaser"), relating to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $1.00 per share, of Pacific Scientific Company, a California corporation, including the associated Preferred Share Purchase Rights, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 6, 1998. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Statement.

Item 10. Additional Information.

         The information set forth in Section 15 - "Certain Legal
Matters-United States Antitrust" and "-German Antitrust" of the Offer to Purchase is hereby amended to read as follows:

         United States Antitrust. On February 20, 1998, Parent and the Purchaser were notified that they have been granted early termination of the waiting period under the HSR Act applicable to the Offer.

         German Antitrust. On February 20, 1998, the German Federal Cartel Office notified the Parent that the Offer could be consummated in accordance with the German competition law.

         On February 23, 1998, Parent announced that the foregoing antitrust approvals with respect to the Offer had been obtained. The press release in respect of the announcement is filed as an exhibit hereto and incorporated by reference herein.


Item 11. Material to be Filed as Exhibits.

(a)(10)  Text of Press Release, dated February 23, 1998.



                                SIGNATURES


         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February  23, 1998

                                   ACC Acquisition Corp.


                                   BY:  /s/ Patrick W. Allender
                                        ________________________________
                                        Name:  Patrick W. Allender
                                        Title: Vice President,
                                               Treasurer
                                               and Director

                                   Danaher Corporation


                                   BY:  /s/ Patrick W. Allender
                                        __________________________________
                                        Name:  Patrick W. Allender
                                        Title: Senior Vice President,
                                               Chief Financial Officer
                                               and Secretary




                              EXHIBIT INDEX


Exhibit

(a)(10)  Text of Press Release, dated February 23, 1998.